FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“GPA”), in connection with its migration to the Novo Mercado listing segment, hereby informs that, as of today, all shares in GPA will trade in the market as common shares.

This conversion of preferred shares into common shares was the last step for concluding GPA’s migration to the Novo Mercado and, as of today, GPA will formally trade on this listing segment.

“The migration to the Novo Mercado is an important event for GPA, which started trading on the stock exchange 25 years ago, and further reinforces our commitment to ethics and transparency, which are values that guide all our business decisions,” said Ronaldo Iabrudi, Co-chairman of the GPA’s Board of Directors. Iabrudi also reiterated that being listed on this segment ensures the company’s adoption of the highest standards of corporate governance, “while also enabling us to expand the base of potential investors in GPA securities.”

With the conclusion of its migration to the Novo Mercado, GPA will move forward with the conversion of its American Depositary Receipt (ADR) program registered with the Securities Exchange Commission (SEC), with the New York Stock Exchange (NYSE) expected to suspend, on March 5th, 2020, the trading in ADRs based on the preferred shares and to begin trading in ADRs based on the common shares.

GPA’s Investor Relations team is available to respond to any questions via the email gpa.ri@gpabr.com.

São Paulo, March 2, 2020

Isabela Cadenassi

Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 2, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.